UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

LIONS GATE ENTERTAINMENT CORP.

(Name of Issuer)

Class A Voting Shares, no par value

(Title of Class of Securities)

535919401

(CUSIP Number)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 535919401

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,316,006 (1)(2)(3)(4)(5)

	8.	Shared Voting Power 78,471 (1)(6)(7)

	9.	Sole Dispositive Power 6,316,006 (1)(2)(3)(4)(5)

	10.	Shared Dispositive Power 78,471 (1)(6)(7)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,394,477 (1)(2)(3)(4)(5)(6)(7)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.1% (8)

14.	Type of Reporting Person (See Instructions) IN

(1) As a result of the Voting and Standstill Agreement, dated as of November 10, 2015, among Lions Gate Entertainment Corp. (the “Issuer”), Liberty Global Incorporated Limited (“LGIL”), Discovery Lightning Investments Ltd. (“DLIL”), John C. Malone (“Mr. Malone”), MHR Fund Management, LLC (“MHR”), Liberty Global plc (“Liberty Global”), Discovery Communications, Inc. (“Discovery”) and the affiliated funds of MHR party thereto (the “MHR Funds”), as amended by the Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, by and among the Issuer, LGIL, DLIL, Mr. Malone, MHR, Liberty Global, Discovery and the MHR Funds (the “Amended Voting and Standstill Agreement”), Mr. Malone may be deemed to share beneficial ownership of Class A Voting Shares of the Issuer, no par value (“Class A Voting Shares”), beneficially owned by the other parties to the Amended Voting and Standstill Agreement. Mr. Malone expressly disclaims the existence of, and membership in, a group with any or all of the other parties to the Amended Voting and Standstill Agreement.  See Items 4, 5 and 6.

(2) Includes 145,739 Class A Voting Shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(3) Includes 125,000 Class A Voting Shares held by the Malone Family Land Preservation Foundation and 153,250 Class A Voting Shares held by the Malone Family Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.

(4) Includes 269,829 Class A Voting Shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest.

(5) Includes 1,935,769 Class A Voting Shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest.

(6) This amount does not reflect (A) the 2,500,000 Class A Voting Shares owned by DLIL, as adjusted based on the Issuer’s common shares reported as beneficially owned in Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2016, (B) the 2,500,000 Class A Voting Shares owned by LGIL, as adjusted based on the Issuer’s common shares reported as beneficially owned in Amendment No. 1 to Schedule 13D, filed with the SEC on June 30, 2016, or (C) an aggregate of 15,138,570 Class A Voting Shares beneficially owned by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR, MHR Holdings LLC, and Mark H. Rachesky, M.D., as reported in Amendment No. 23 to Schedule 13D, filed with the SEC on December 9, 2016.

(7)  Includes 78,471 Class A Voting Shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children.  Mr. Malone retains the right to substitute assets held by the Trusts and disclaims beneficial ownership of the shares held by the Trusts.

(8) For purposes of calculating the beneficial ownership of Mr. Malone, the total number of Class A Voting Shares outstanding on December 8, 2016 immediately following the consummation of the Reclassification and the Merger (each as described herein) was 78,805,927, based on information provided by the Issuer.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIONS GATE ENTERTAINMENT CORP.

This Statement relates to the Class A Voting Shares, no par value (the “Class A Voting Shares”), of Lions Gate Entertainment Corp., a corporation organized and existing under the laws of the Province of British Columbia (“Lions Gate” or the “Issuer”).  This Amendment  No. 2 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by John C. Malone (“Mr. Malone” or the “Reporting Person”) on November 20, 2015, as amended by Amendment No. 1 filed with the SEC on July 11, 2016 (collectively, “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.  Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 1.  Security and Issuer

The information contained in Item 1 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Mr. Malone is filing this Statement on Schedule 13D (the “Statement”) with respect to the Class A Voting Shares of the Issuer, beneficially owned by Mr. Malone.

The Issuer’s principal executive offices are located at 250 Howe Street, 20th Floor, Vancouver, British Columbia V6C 3R8 and 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.

Mr. Malone acquired beneficial ownership of an aggregate of 6,394,477 Class A Voting Shares pursuant to the Reclassification and Merger (each as described below).  On December 8, 2016, the Issuer completed its previously announced acquisition of  Starz, a Delaware corporation (“Starz”), which was effected by a merger of Orion Arm Acquisition Inc., a Delaware corporation and an indirect wholly-owned subsidiary of the Issuer (“Merger Sub”), with and into Starz, with Starz continuing as the surviving corporation and becoming an indirect wholly-owned subsidiary of the Issuer (the “Merger”).  In accordance with the terms and conditions of the Agreement and Plan of Merger, dated as of June 30, 2016, by and among the Issuer, Starz and Merger Sub (as amended, the “Merger Agreement”), (1) immediately prior to consummation of the Merger, Lions Gate effected a reorganization of its outstanding share capital (the “Reclassification”), pursuant to which each existing Lions Gate common share, without par value, was converted into 0.5 shares of newly issued Class A Voting Shares and 0.5 shares of newly issued shares of the Issuer’s Class B non-voting stock (“Lions Gate Non-Voting Stock”); and (2) following the Reclassification, in the Merger, (a) each share of the Series A common stock, par value $0.01 per share (“STRZA”), of Starz was converted into the right to receive (i) $18.00 in cash and (ii) 0.6784 of a share of Lions Gate Non-Voting Stock, and (b) each share of the Series B common stock, par value $0.01 per share (“STRZB”), of Starz was converted into the right to receive (i) $7.26 in cash, (ii) 0.6321 of a share of Lions Gate Non-Voting Stock and (iii) 0.6321 of a Class A Voting Share (collectively, the “Merger Consideration”).  Mr. Malone is also party to the Voting and Standstill Agreement, dated as of November 10, 2015, among the Issuer, Liberty Global Incorporated

Limited (“LGIL”), Discovery Lightning Investments Ltd. (“DLIL”), Mr. Malone, MHR Fund Management, LLC (“MHR”), Liberty Global plc (“Liberty Global”), Discovery Communications, Inc. (“Discovery”) and the affiliated funds of MHR party thereto (the “MHR Funds”), as amended by the Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, by and among the Issuer, LGIL, DLIL, Mr. Malone, MHR, Liberty Global, Discovery and the MHR Funds (the “Amended Voting and Standstill Agreement”).  Mr. Malone may be deemed to share beneficial ownership of Class A Voting Shares beneficially owned by the other parties to the Amended Voting and Standstill Agreement. Mr. Malone is Chairman of the board of directors of Liberty Global and a common stock director of Discovery.

Item 3.  Source and Amount of Funds

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

Mr. Malone acquired beneficial ownership of the Class A Voting Shares reported on this Amendment on December 8, 2016 pursuant to the Reclassification, in exchange for Common Shares previously held by the Malone Stockholders, and pursuant to the Merger, in exchange for shares of STRZA and STRZB previously beneficially owned by Mr. Malone.  See Item 1.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

Mr. Malone acquired beneficial ownership of the Class A Voting Shares for investment purposes pursuant to the Reclassification and Merger.  Pursuant to the Exchange Agreement (as described in Item 6 to the Schedule 13D), the Malone Stockholders became entitled to designate a person to serve on the board of directors of the Issuer, and the Malone Stockholders designated Mr. Malone to serve as such director.  Accordingly, Mr. Malone was appointed promptly following the closing of the transactions contemplated by the Exchange Agreement (the “Closing”).  The Malone Stockholders will have the right to designate a nominee for election to the Issuer’s board of directors until the earlier of (i) the second anniversary of the Closing and (ii) such time as both (x) the Malone Stockholders cease to own at least 75% of the Common Shares issued to them pursuant to the Exchange Agreement and (y) Mr. Malone and his affiliates cease to own at least 2.7% of the outstanding Common Shares.  Item 6 of the Schedule 13D and this Amendment is incorporated by reference herein.

In connection with the acquisition of Common Shares by Liberty Global and Discovery and in the Merger, Mr. Malone entered into the Amended Voting and Standstill Agreement.  Pursuant to that agreement, so long as any of the Malone Stockholders, Liberty Global, Discovery or MHR is entitled to designate a nominee for election to the Issuer’s board of directors, each of Mr. Malone, Liberty Global, Discovery and MHR and their respective controlled affiliates will be required to vote their Class A Voting Shares in favor of the other parties’ designees for election as director.  As a result, Mr. Malone may be deemed to share beneficial ownership of Class A Voting Shares with Liberty Global, Discovery, MHR, and the MHR Funds.

As a director of the Issuer, Mr. Malone may, from time to time, engage with, and contribute his commercial expertise to the Issuer’s board of directors and the Issuer’s management with respect to the management, operations, business and financial condition of the Issuer and, subject to the terms of the Amended Voting and Standstill Agreement, such other matters as Mr. Malone may deem relevant to his investment in the Class A Voting Shares.

Other than as set forth in this Statement, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer;

(vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, but subject to the terms of the Amended Voting and Standstill Agreement and the Exchange Agreement, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional Class A Voting Shares in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of Class A Voting Shares.  In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Class A Voting Shares.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Mr. Malone beneficially owns 6,394,477 Class A Voting Shares (including (1) 145,739 Class A Voting Shares held by his wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership, (2) 153,250 Class A Voting Shares held by the Malone Family Foundation (the “Family Foundation”) and 125,000 Class A Voting Shares held by the Malone Family Land Preservation Foundation (the “Land Foundation”), as to which shares Mr. Malone disclaims beneficial ownership, (3) 1,935,769 Class A Voting Shares held by the Malone Starz 2015 Charitable Remainder Trust (“2015 CRT”) and 269,829 shares held by the John C. Malone June 2003 Charitable Remainder Trust (“2003 CRT”), with respect to each of which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest, and (4) 78,471 Class A Voting Shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children and as to which Mr. Malone disclaims beneficial ownership). These Class A Voting Shares represent approximately 8.1% of the outstanding Class A Voting Shares. The foregoing percentage interest is based on 78,805,927 total Class A Voting Shares outstanding on December 8, 2016 immediately following the consummation of the Reclassification and the Merger, based on information provided by the Issuer.

Subject to certain exceptions, Mr. Malone is required to vote the Class A Voting Shares beneficially owned by him in respect of certain matters in accordance with the Amended Voting and Standstill Agreement. See the description of the Amended Voting and Standstill Agreement in Item 6 of the Schedule 13D, which is incorporated herein by reference.

Mr. Malone, and, to his knowledge, his wife, the 2015 CRT, the 2003 CRT, the Land Foundation and the Family Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective Class A Voting Shares.  To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the Class A Voting Shares held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

The beneficial ownership information set forth above does not include any Class A Voting Shares of the Issuer beneficially owned by the MHR Funds or their affiliates (including Mark H. Rachesky, M.D., the Chairman of the Issuer’s board of directors (“Dr. Rachesky”)), Discovery, DLIL, Liberty Global or LGIL.  As a result of the agreements described in Item 6 of the Schedule 13D, Mr. Malone may be deemed to beneficially own and share voting and/or dispositive power over the Class A Voting Shares beneficially owned by the other parties to the Amended Voting and Standstill Agreement and their respective affiliates.  Based on Amendment No. 23 to Schedule 13D, filed with the SEC on December 9, 2016, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management, MHR Holdings LLC and Dr. Rachesky, various funds affiliated with MHR Fund

Management (including the MHR Funds) and Dr. Rachesky beneficially own an aggregate of 15,138,570 Class A Voting Shares (approximately 19.2% of the total number of Common Shares outstanding).  Based on the number of the Issuer’s Common Shares reported as beneficially owned in Amendment No. 1 to Schedule 13D, filed with the SEC on July 1, 2016, as adjusted for the Reclassification, Discovery and DLIL beneficially own an aggregate of 2,500,000 Class A Voting Shares (approximately 3.2% of the total number of Class A Voting Shares outstanding). Based on the number of the Issuer’s Common Shares reported as beneficially owned in Amendment No. 1 to Schedule 13D, filed with the SEC on June 30, 2016, as adjusted for the Reclassification, Liberty Global and LGIL beneficially own an aggregate of 2,500,000 Common Shares (approximately 3.2% of the total number of Class A Voting Shares outstanding).

This Amendment is not an admission or acknowledgement that Mr. Malone constitutes a “group” within the meaning of Rule 13d-5(b)(1) under the Act with any or all of the other parties to the Amended Voting and Standstill Agreement.

(c) Other than as described in this Amendment, none of Mr. Malone or, to his knowledge, his wife, the Trusts, the Family Foundation, the Land Foundation, the 2003 CRT or the 2015 CRT, has executed any transactions in respect of the Class A Voting Shares within the last sixty days.

(d) Not applicable.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

On December 8, 2016, Lions Gate and Merger Sub completed its previously announced acquisition of the Issuer, which was effected by the Merger.  In connection with the completion of the Merger, all Common Shares beneficially owned by the Reporting Person prior to the Reclassification were reclassified into Class A Voting Shares and Lions Gate Non-Voting Stock and all shares of STRZA and STRZB beneficially owned by the Reporting Person were converted into Merger Consideration, pursuant to the terms and conditions of the Merger Agreement.

Immediately following the special meeting of the Issuer’s stockholders held on December 7, 2016, at which the Issuer’s stockholders approved the Reclassification and related conversion of the Common Shares into the Class A Voting Shares and the Lions Gate Non-Voting Stock and the issuance of the Issuer’s Class A Voting Shares and the Lions Gate Non-Voting Stock to holders of shares of STRZA and STRZB as part of the Merger Consideration , the Voting Agreement, dated as of June 30, 2016, by and among Lions Gate, Starz, and the Malone Stockholders, terminated in accordance with its terms.

Furthermore, pursuant to the terms thereto, the Stock Exchange Agreement, dated as of June 30, 2016, by and among Lions Gate, Starz, Robert R. Bennett, Deborah J. Bennett, Hilltop Investments, LLC, Mr. Malone, Mrs. Malone, the Tracy M. Amonette Trust A (formerly known as the Tracy L. Neal Trust A) and the Evan D. Malone Trust A, did not become effective and such agreement terminated in accordance with its terms.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2016
Date

/s/ John C. Malone
John C. Malone